NEWS RELEASE

CIBC ANNOUNCES FOURTH QUARTER AND FISCAL 2012 RESULTS

CIBC’s 2012 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.

(Toronto, ON – December 6, 2012) – CIBC (TSX: CM) (NYSE: CM) announced net income of $852 million for the fourth quarter ended October 31, 2012, up from $757 million for the fourth quarter of 2011. Reported diluted earnings per share (EPS) of $2.02 and adjusted diluted EPS of $2.04(1) for the fourth quarter of 2012, compared with reported diluted EPS of $1.79 and adjusted diluted EPS of $1.78(1), respectively, for the same period last year.

CIBC’s results for the fourth quarter of 2012 were affected by the following items of note aggregating to a negative impact of $0.02 per share:

•	$57 million ($32 million after-tax, or $0.08 per share) loan losses in our exited U.S. leveraged finance portfolio;
•	$51 million ($37 million after-tax, or $0.09 per share) gain from the structured credit run-off business;
•	$33 million ($24 million after-tax, or $0.06 per share) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis;
•

$24 million ($19 million after-tax, or $0.05 per share) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group Acquisition Corporation, net of associated expenses; and

•	$7 million ($6 million after-tax, or $0.02 per share) amortization of intangible assets.

CIBC’s results for the fourth quarter of 2011 included items of note aggregating to a positive impact of $0.01 per share.

CIBC’s net income of $852 million for the fourth quarter of 2012 compared with net income of $841 million for the third quarter ended July 31, 2012. Reported diluted EPS of $2.02 and adjusted diluted EPS of $2.04(1) for the fourth quarter of 2012 compared with reported diluted EPS of $2.00 and adjusted diluted EPS of $2.06(1) for the prior quarter.

For the year ended October 31, 2012, CIBC reported net income of $3.3 billion, reported diluted EPS of $7.85 and adjusted diluted EPS of $8.07(1), which included items of note aggregating to a negative impact of $0.22 per share. These results compared with net income of $2.9 billion, reported diluted EPS of $6.71 and adjusted diluted EPS of $7.57(1) for 2011, which included items of note aggregating to a negative impact of $0.86 per share.

CIBC’s return on common shareholders’ equity was 22.0% for the year ended October 31, 2012 and our Tier 1 capital and Tangible Common Equity ratios were 13.8% and 11.6%(1) respectively as at October 31, 2012.

“CIBC reported another year of solid progress in 2012,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Our results reflect broad-based performance across our core businesses and the value of our strategy.”

(1)	For additional information, see the “Non-GAAP measures” section.

Performance against Objectives

Our key measures of performance	Our Objectives	2012 results
Adjusted Earnings per share (EPS)(1) growth	Adjusted EPS growth of 5%-10% per annum, on average, over the next 3-5 years	2012: $8.07, up 6.6% from 2011
Return on common shareholders’ equity (ROE)	Return on average common equity of 20% through the cycle	22.0%
Capital strength(2)	Tier 1 capital ratio target of 8.5% Total capital ratio target of 11.5%	Tier 1 capital ratio: 13.8% Total capital ratio: 17.3%
Business mix	75% retail(3)/25% wholesale (as measured by economic capital(1))	77%/23% retail(3) /wholesale
Risk	Maintain provision for credit losses as a percentage of average loans and acceptances (loan loss ratio(4)) between 50 and 65 basis points through the business cycle	53 basis points
Productivity	Achieve a median ranking within our industry group, in terms of our adjusted non-interest expense to total revenue (adjusted efficiency ratio)(1)	55.8%
Adjusted Dividend payout ratio(1)	40%-50% (common share dividends paid as a percentage of adjusted net income after preferred share dividends and premium on redemptions)	45.1%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis	Five years ended October 31, 2012: CIBC - (0.1)% Index - 25.2%
(1)	For additional information, see the “Non-GAAP measures” section.
(2)

Going forward, our capital strength will be measured by the Basel III Common Equity Tier 1 ratio to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI).

(3)

For the purpose of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management and International banking operations, reported as part of Corporate and Other. The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

(4)	Going forward, our loan loss ratio target will be between 45 and 60 basis points through the business cycle.

Core business performance

Retail and Business Banking reported net income of $2.3 billion in 2012, up from $2.2 billion in 2011, as a result of volume growth across most retail products and higher fees, partially offset by narrower spreads in the low-interest environment that continues to prevail.

Retail and Business Banking continued to make strategic investments throughout 2012 in areas that are enhancing the relationship we have with, and the value we provide to, our clients:

-

Continuing our leadership in mobile innovations, we announced the first point-of-sale mobile credit card transaction in Canada in partnership with Rogers Communications. This new mobile payments functionality allows our clients to use their existing CIBC credit card through their smartphone to purchase goods.

-	We launched the CIBC Total Banking Rebate to recognize and reward clients with fee discounts for having deeper relationships with us.
-	We delivered CIBC Home Power Plan which combines the benefits of a traditional mortgage and a line of credit to give clients a long-term borrowing solution. In addition,

CIBC Fourth Quarter 2012 News Release	2

we introduced Next Best Offer to enable our frontline sales teams to better understand our clients’ needs and provide them with the best offer based on their current holdings.
-	We were named the Best Commercial Bank in Canada by World Finance magazine for our strong client focus.
-	We continued to invest in our branch network, with 28 new, relocated or expanded branches across the country this year and expanded hours of business.

“As we close fiscal 2012, our business is well positioned for growth,” says David Williamson, Group Head, Retail and Business Banking. “We have re-positioned our focus towards building deeper relationships with our clients, built more branches, extended our branch operating hours, launched new products and reinforced our leadership position in mobile banking with our launch of mobile payments.”

“To further our business in 2013 and beyond, we are continuing to invest in building deeper relationships with our clients; improving our sales and service capabilities; and acquiring and retaining clients who seek deeper and more rewarding relationships,” adds Williamson.

Wealth Management had net income of $339 million in 2012, up from $279 million in 2011. Net income increased as a result of higher revenue in asset management partially offset by lower revenue in retail brokerage.

Wealth Management strengthened its business on many fronts in 2012 in support of our strategic priorities to attract and deepen client relationships, seek new sources of domestic assets and pursue acquisitions and investments. Key highlights included:

-	Acquired MFS McLean Budden’s private wealth management business, adding approximately $1.4 billion in client assets.
-	Our investment in American Century Investments continues to generate solid results with positive net sales and was named Deal of the Year for its impact on the U.S. mutual fund landscape.
-	For the 3rd consecutive year, achieved record long-term mutual funds net sales of $3.9 billion.
-	Investment performance consistently ranked amongst the Canadian leaders, as measured against median.

“We will continue to invest in our Wealth Management platform, domestically and internationally, to enhance the client experience and strengthen shareholder returns,” says Victor Dodig, Group Head, Wealth Management.

Despite ongoing volatility and uncertainty in global equity markets, Wholesale Banking delivered strong results, reporting net income of $613 million, compared with $543 million in 2011.

Wholesale Banking’s objective is to be the premier client-focused wholesale bank centred in Canada, with a reputation for consistent and sustainable earnings, for risk-controlled growth, and for being a well-managed firm known for excellence in everything we do. During 2012, Wholesale Banking:

-	Ranked among the leading foreign exchange providers globally, and was also ranked a top bank in Canadian dollar service in the FX Week Best Bank Awards 2012;
-	Reinforced our energy advisory business with the acquisition of Griffis & Small, LLC;
-	Ranked #1 overall in loan syndication by number of deals and #2 by volume;
-	Received Best Bank of the Year – Project Finance and Infrastructure – Canada by Deal Makers Monthly; and
-	Led or co-led several key transactions, most notably the Canada Housing Trust No. 1 $15 billion Canada Mortgage Bond offerings.

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“Wholesale Banking delivered high quality, consistent and risk-controlled performance in 2012, despite continued volatile market conditions globally,” says Richard Nesbitt, Group Head, Wholesale, International, and Technology and Operations.

While investing in our core Wholesale Banking strategy, CIBC continued to actively manage and reduce its structured credit run-off portfolio. In 2012, notional exposures declined by $4.1 billion as a result of sales and terminations of positions, as well as normal amortization. The remaining portfolio of primarily collateralized loan obligations and corporate debt has experienced minimal defaults in the underlying collateral and continues to benefit from significant levels of subordination.

Strong fundamentals

While investing in its core businesses, CIBC has continued to strengthen its key fundamentals. In 2012, CIBC maintained its capital strength, competitive productivity and sound risk management:

-	CIBC’s capital ratios are strong, including Tier 1 and Tangible Common Equity(1) ratios of 13.8% and 11.6% at October 31, 2012;
-	Credit quality has remained stable, with CIBC’s loan loss ratio of 53(1) basis points comparable to 51(1) basis points in 2011; and
-	Market risk, as measured by average Value-at-Risk, was $4.9 million in 2012 compared with $6.5 million in 2011.

With a pro forma Basel III Common Equity Tier 1 ratio estimated at 9.0% on a fully phased-in basis, CIBC is well in excess of the 7% minimum requirement as proposed by the Basel Committee on Banking Supervision and the Office of the Superintendent of Financial Institutions.

“CIBC’s first principle is to be a lower risk bank that delivers consistent and sustainable earnings over the long term,” adds McCaughey. “Within an environment that is impacted by the macro trends of uncertainty, deleveraging and re-regulation, CIBC has the right strategy to continue to deliver value.”

(1)	For additional information, see the “Non-GAAP” measures section.

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Fourth Quarter Financial Highlights

		As at or for the three months ended				As at or for the twelve months ended
		2012 Oct. 31	2012 Jul. 31		2011 Oct. 31	2012 Oct. 31	2011 Oct. 31
	Financial results ($ millions)
	Net interest income	$2,016	$1,883		$1,776	$7,494	$7,062
	Non-interest income	1,143	1,266		1,419	5,055	5,373
	Total revenue	3,159	3,149		3,195	12,549	12,435
	Provision for credit losses	328	317		306	1,291	1,144
	Non-interest expenses	1,829	1,831		1,920	7,215	7,486
	Income before taxes	1,002	1,001		969	4,043	3,805
	Income taxes	150	160		212	704	927
	Net income	$852	$841		$757	$3,339	$2,878
	Net income attributable to non-controlling interests	$2	$2		$3	$8	$11
	Preferred shareholders	29	29		38	158	177
	Common shareholders	821	810		716	3,173	2,690
	Net income attributable to equity shareholders	$850	$839		$754	$3,331	$2,867
	Financial measures
	Reported efficiency ratio	57.9%	58.1%		60.1%	57.5%	60.2%
	Adjusted efficiency ratio (1)	56.5%	56.1%		58.7%	55.8%	56.4%
	Loan loss ratio	0.53%	0.52%		0.52%	0.53%	0.51%
	Return on common shareholders’ equity	21.7%	21.8%		22.6%	22.0%	22.2%
	Net interest margin	2.00%	1.87%		1.77%	1.89%	1.79%
	Net interest margin on average interest-earning assets	2.33%	2.18%		2.05%	2.20%	2.03%
	Return on average assets	0.85%	0.84%		0.75%	0.84%	0.73%
	Return on average interest-earning assets	0.99%	0.98%		0.87%	0.98%	0.83%
	Total shareholder return	8.42	(0.33	) %	4.19%	9.82%	0.43%
	Common share information
Per share	- basic earnings	$2.02	$2.00		$1.80	$7.86	$6.79
	- reported diluted earnings	2.02	2.00		1.79	7.85	6.71
	- adjusted diluted earnings (1)	2.04	2.06		1.78	8.07	7.57
	- dividends	0.94	0.90		0.90	3.64	3.51
	- book value	37.48	36.57		32.88	37.48	32.88
Share price	- high	78.56	74.68		76.50	78.56	85.49
	- low	72.97	69.70		67.84	68.43	67.84
	- closing	78.56	73.35		75.10	78.56	75.10
Shares outstanding (thousands)
	- weighted-average basic	405,404	405,165		399,105	403,685	396,233
	- weighted-average diluted	405,844	405,517		401,972	404,145	406,696
	- end of period	404,485	405,626		400,534	404,485	400,534
	Market capitalization ($ millions)	$31,776	$29,753		$30,080	$31,776	$30,080
	Value measures
	Dividend yield (based on closing share price)	4.8%	4.9%		4.8%	4.6%	4.7%
	Reported dividend payout ratio	46.4%	45.0%		50.1%	46.3%	51.7%
	Adjusted dividend payout ratio (1)	46.1%	43.7%		50.6%	45.1%	46.3%
	Market value to book value ratio	2.10	2.01		2.28	2.10	2.28
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$70,061	$70,776		$65,437	$70,061	$65,437
	Loans and acceptances, net of allowance	252,732	253,616		248,409	252,732	248,409
	Total assets	393,385	401,010		383,758	393,385	383,758
	Deposits	300,344	305,096		289,220	300,344	289,220
	Common shareholders’ equity	15,160	14,834		13,171	15,160	13,171
	Average assets	401,092	400,543		398,386	397,382	394,527
	Average interest-earning assets	343,840	342,883		343,076	341,053	347,634
	Average common shareholders’ equity	15,077	14,760		12,599	14,442	12,145
	Assets under administration	1,445,870	1,377,012		1,317,799	1,445,870	1,317,799
	Balance sheet quality measures
	Risk-weighted assets ($ billions)	$115.2	$114.9		$110.0	$115.2	$110.0
	Tangible common equity ratio (1)	11.6%	11.3%		11.4%	11.6%	11.4%
	Tier 1 capital ratio	13.8%	14.1%		14.7%	13.8%	14.7%
	Total capital ratio	17.3%	17.7%		18.4%	17.3%	18.4%
	Other information
	Retail / wholesale ratio (2)	77% / 23%	76% / 24%		77% / 23%	77% / 23%	77% / 23%
	Full-time equivalent employees (3)	42,595	42,380		42,239	42,595	42,239
(1)	For additional information, see the “Non-GAAP measures” section.
(2)

For the purpose of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

(3)

Full-time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

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Review of CIBC Fourth Quarter Results

Net income was $852 million, up $95 million from the fourth quarter of 2011 and up $11 million from the prior quarter.

Net interest income of $2,016 million was up $240 million from the fourth quarter of 2011, primarily due to higher trading-related net interest income and volume growth across most retail products. Net interest income was up $133 million from the prior quarter, primarily due to higher trading-related net interest income.

Non-interest income of $1,143 million was down $276 million from the fourth quarter of 2011, primarily due to higher trading losses, including the loss relating to the methodology change in valuing collateralized derivatives shown as an item of note. The current quarter included a gain on sale of interests in relation to the acquisition of TMX Group by Maple, while the prior year quarter included a gain on sale of a merchant banking investment, both shown as items of note. Non-interest income was down $123 million from the prior quarter, primarily due to higher trading losses, including the loss relating to the methodology change in valuing collateralized derivatives noted above.

Provision for credit losses of $328 million was up $22 million from the fourth quarter of 2011. Higher losses in the exited U.S. leveraged finance portfolio, identified as an item of note, as well as higher losses in the business lending portfolio, were partially offset by lower losses in the exited European leveraged finance portfolio, identified as an item of note in the prior year quarter, lower losses in CIBC FirstCaribbean and lower write-offs and bankruptcies in our cards portfolio. In addition, net provision reversals related to the collective allowance were lower in the current quarter. Provision for credit losses was up $11 million from the prior quarter. Higher losses in the exited U.S. leveraged finance portfolio, identified as an item of note, were partially offset by lower losses in U.S. real estate finance and lower write-offs and bankruptcies in our cards portfolio.

Non-interest expenses of $1,829 million were down $91 million from the fourth quarter of 2011, primarily due to lower employee compensation and benefits. The prior year quarter included expenses relating to the sale of a merchant banking investment, which is shown as an item of note. Non-interest expenses were comparable to the prior quarter.

Income tax expense of $150 million in the fourth quarter of 2012 was down from $212 million in the fourth quarter of 2011, primarily due to higher tax-exempt income, an increase in the relative proportion of income taxed at lower income tax rates, and a lower statutory income tax rate. Income tax expense was down $10 million from the prior quarter primarily due to higher tax-exempt income.

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Review of Retail and Business Banking Fourth Quarter Results

$ millions, for the three months ended	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31
Revenue
Personal banking	$1,616	$1,595	$1,568
Business banking	378	382	358
Other	42	108	150
Total revenue	2,036	2,085	2,076
Provision for credit losses	255	273	266
Non-interest expenses	1,030	1,035	1,023
Income before taxes	751	777	787
Income taxes	182	183	190
Net income	$569	$594	$597
Net income attributable to:
Equity shareholders (a)	$569	$594	$597
Efficiency ratio	50.6%	49.7%	49.3%
Return on equity (1)	57.1%	60.1%	64.9%
Charge for economic capital (1) (b)	$(126)	$(126)	$(122)
Economic profit (1) (a+b)	$443	$468	$475
Full-time equivalent employees	21,857	21,588	21,658
(1)	For additional information, see the “Non-GAAP measures” section.

Net income was $569 million, down $28 million from the fourth quarter of 2011.

Revenue of $2,036 million was down $40 million from the fourth quarter of 2011. Revenue was impacted by lower Treasury allocations. Excluding the impact of Treasury, revenue was up $65 million from the fourth quarter of 2011. Personal banking and business banking revenue increased primarily due to volume growth across most lines of business, partially offset by lower spreads in deposits. Other revenue was down primarily due to lower treasury allocations.

Provision for credit losses of $255 million was down $11 million from the fourth quarter of 2011, primarily due to lower write-offs in cards, partially offset by higher losses in commercial banking.

Non-interest expenses of $1,030 million were up $7 million from the fourth quarter of 2011, primarily as a result of higher corporate support costs and employee compensation, partially offset by cost savings from operational efficiencies.

Income tax expense of $182 million was down $8 million from the fourth quarter of 2011 due to a lower pre-tax income.

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Review of Wealth Management Fourth Quarter Results

$ millions, for the three months ended	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31
Revenue
Retail brokerage	$256	$246	$256
Asset management	138	130	115
Private wealth management	26	25	25
Total revenue	420	401	396
Non-interest expenses	308	299	299
Income before taxes	112	102	97
Income taxes	28	26	27
Net income	$84	$76	$70
Net income attributable to:
Equity shareholders (a)	$84	$76	$70
Efficiency ratio	73.4%	74.6%	75.4%
Return on equity (1)	18.9%	17.4%	29.9%
Charge for economic capital (1) (b)	$(55)	$(55)	$(31)
Economic profit (1) (a+b)	$29	$21	$39
Full-time equivalent employees	3,783	3,708	3,731
(1)	For additional information, see the “Non-GAAP measures” section.

Net Income for the quarter was $84 million, up $14 million from the fourth quarter of 2011.

Revenue of $420 million was up $24 million from the fourth quarter of 2011, primarily due to higher asset management revenue from higher average client assets under management driven by record net sales of long term mutual funds and income from our proportionate share in American Century Investments (included from September 2011).

Non-interest expenses of $308 million were up $9 million from the fourth quarter of 2011, primarily due to higher performance-based compensation.

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Review of Wholesale Banking Fourth Quarter Results

$ millions, for the three months ended	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31
Revenue
Capital markets	$295	$308	$242
Corporate and investment banking	206	223	328
Other	74	(4)	(9)
Total revenue (1)	575	527	561
Provision for credit losses	66	34	32
Non-interest expenses	263	284	347
Income before taxes	246	209	182
Income taxes (1)	53	53	60
Net income	$193	$156	$122
Net income attributable to:
Equity shareholders (a)	193	156	122
Efficiency ratio	45.7%	53.8%	61.9
Return on equity (2)	35.0%	27.9%	25.9%
Charge for economic capital (2) (b)	$(70)	$(70)	$(61)
Economic profit (2) (a+b)	$123	$86	$61
Full-time equivalent employees	1,268	1,274	1,206
(1)

Revenue and income taxes are reported on a TEB basis, and accordingly include a TEB adjustment of $92 million (Q3/12: $71 million; Q4/11: $56 million). The equivalent amounts are offset in Corporate and Other.

(2)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $193 million, compared to net income of $156 million for the third quarter.

Revenue of $575 million was up $48 million from the third quarter, primarily due to gains in the structured credit run-off business, a gain on sale of interests in entities in relation to the acquisition of TMX Group by Maple, and higher derivatives trading revenue, partially offset by a loss relating to the methodology change in valuing collateralized derivatives to an OIS basis and lower merchant banking gains.

Provision for credit losses of $66 million was up $32 million from the third quarter, mainly attributable to increased losses in our U.S. Leveraged Finance portfolio, partially offset by lower losses in our U.S. Real Estate Finance and Canadian credit portfolios.

Non-interest expenses of $263 million were down $21 million from the third quarter, primarily due to lower performance-based compensation.

Income tax expense of $53 million was comparable to the third quarter. The impact of an increased Taxable equivalent basis (TEB) adjustment on higher tax-exempt income was offset by the impact of a decrease in the relative proportion of income earned in higher tax jurisdictions.

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Review of Corporate and Other Fourth Quarter Results

$ millions, for the three months ended	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31
Revenue
International banking	$149	$146	$139
Other	(21)	(10)	23
Total revenue (1)	128	136	162
Provision for credit losses	7	10	8
Non-interest expenses	228	213	251
Loss before taxes	(107)	(87)	(97)
Income taxes (1)	(113)	(102)	(65)
Net income (loss)	$6	$15	$(32)
Net income (loss) attributable to:
Non-controlling interests	$2	$2	$3
Equity shareholders	4	13	(35)
Full-time equivalent employees	15,687	15,810	15,644
(1)

Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $92 million (Q3/12: $71 million; Q4/11: $56 million).

Net income was up $38 million from the fourth quarter of 2011 mainly due to lower expenses.

Revenue was down $34 million from the fourth quarter of 2011 mainly due to a higher TEB adjustment.

Provision for credit losses was comparable to the fourth quarter of 2011.

Non-interest expenses were down $23 million from the fourth quarter of 2011, mainly due to lower unallocated corporate support costs.

Income tax benefit was up $48 million from the fourth quarter of 2011 mainly due to a higher TEB adjustment.

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Making a Difference in Our Communities

As a leader in community investment, CIBC is committed to supporting causes that matter to its clients, employees and communities. During the fourth quarter of 2012:

•

CIBC continued its long term commitment to supporting breast cancer initiatives. The 2012 Canadian Breast Cancer Foundation CIBC Run for the Cure raised more than $30 million, including $3 million contributed by Team CIBC through pledges, fundraising activities and donations to the CIBC Pink Collection and more than $500,000 raised by students across Canada as part of the Post Secondary Challenge. CIBC was also proud to co-sponsor the Pink Tour, which made its final stop in October after bringing breast health education to 122 communities across Ontario over a six month period.

•

CIBC marked its third year as title sponsor of the CIBC 401 Bike Challenge, a three-day, 576-kilometre ride from Toronto’s Hospital for Sick Children to the Montreal Children’s Hospital. A number of CIBC employees and their fellow riders raised more than $276,000 to support kids with cancer and their families through the Sarah Cook Fund of the Cedars Cancer Institute.

•

CIBC employees joined Gerry McCaughey, CIBC’s President and CEO and the 2012 United Way Toronto Campaign Chair, to kick off the United Way GTA campaign and demonstrate CIBC’s commitment to building stronger, more vibrant communities through its work within the charitable sector.

•

CIBC presented Hope Rising, a concert benefiting the Stephen Lewis Foundation. CIBC has been a long term supporter of the Foundation, which has raised more than $40 million since 2003 to support HIV/AIDS projects in Africa.

•

CIBC joined the Toronto Pan Am and Parapan Am organizing committee to celebrate the ground breaking for the new Pan Am and Parapan Am Aquatics Centre and Field House presented by CIBC—the largest investment ever in Canadian amateur sport infrastructure and a lasting legacy for the University of Toronto (Scarborough) campus.

“Our performance in 2012 demonstrates the value of strategy and our further potential as we head into 2013,” says Mr. McCaughey. “CIBC has the right strategy that will continue to deliver value to all our key stakeholders.”

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CONSOLIDATED BALANCE SHEET

$ millions, as at	2012 Oct 31	2011 Oct 31	2010 Nov 1
ASSETS
Cash and non-interest-bearing deposits with banks	$2,613	$1,481	$1,817
Interest-bearing deposits with banks	2,114	3,661	9,005
Securities
Trading	40,330	32,713	29,074
Available-for-sale (AFS)	24,700	27,118	24,369
Designated at fair value (FVO)	304	464	875
	65,334	60,295	54,318
Cash collateral on securities borrowed	3,311	1,838	2,401
Securities purchased under resale agreements	25,163	25,641	34,722
Loans
Residential mortgages	150,056	150,509	143,284
Personal	35,323	34,842	34,335
Credit card	15,153	15,744	15,914
Business and government	43,624	39,663	37,946
Allowance for credit losses	(1,860)	(1,803)	(1,886)
	242,296	238,955	229,593
Other
Derivative instruments	27,039	28,270	24,700
Customers’ liability under acceptances	10,436	9,454	7,633
Land, buildings and equipment	1,683	1,580	1,568
Goodwill	1,701	1,677	1,907
Software and other intangible assets	656	633	579
Investments in equity-accounted associates and joint ventures	1,635	1,394	495
Other assets	9,404	8,879	10,570
	52,554	51,887	47,452
	$393,385	$383,758	$379,308
LIABILITIES AND EQUITY
Deposits
Personal	$118,153	$116,592	$113,294
Business and government	125,055	117,143	115,841
Bank	4,723	4,177	5,618
Secured borrowings	52,413	51,308	43,518
	300,344	289,220	278,271
Obligations related to securities sold short	13,035	10,316	9,673
Cash collateral on securities lent	1,593	2,850	4,306
Capital Trust securities	1,678	1,594	1,600
Obligations related to securities sold under repurchase agreements	6,631	8,564	20,651
Other
Derivative instruments	27,091	28,792	25,363
Acceptances	10,481	9,489	7,633
Other liabilities	10,671	11,704	12,239
	48,243	49,985	45,235
Subordinated indebtedness	4,823	5,138	4,773
Equity
Preferred shares	1,706	2,756	3,156
Common shares	7,769	7,376	6,804
Contributed surplus	85	93	98
Retained earnings	7,042	5,457	4,157
Accumulated other comprehensive income (AOCI)	264	245	416
Total shareholders’ equity	16,866	15,927	14,631
Non-controlling interests	172	164	168
Total equity	17,038	16,091	14,799
	$393,385	$383,758	$379,308

CIBC Fourth Quarter 2012 News Release	12

CONSOLIDATED STATEMENT OF INCOME

	For the three months ended			For the twelve months ended
$ millions, except as noted	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31	2012 Oct. 31	2011 Oct. 31
Interest income
Loans	$2,494	$2,532	$2,536	$10,020	$10,184
Securities	545	394	350	1,690	1,421
Securities borrowed or purchased under resale agreements	87	83	82	323	365
Deposits with banks	11	11	15	42	63
	3,137	3,020	2,983	12,075	12,033
Interest expense
Deposits	895	910	960	3,630	3,843
Securities sold short	84	85	89	333	388
Securities lent or sold under repurchase agreements	30	33	47	156	264
Subordinated indebtedness	52	52	52	208	215
Capital Trust securities	36	36	36	144	142
Other	24	21	23	110	119
	1,121	1,137	1,207	4,581	4,971
Net interest income	2,016	1,883	1,776	7,494	7,062
Non-interest income
Underwriting and advisory fees	118	99	94	438	514
Deposit and payment fees	194	203	192	775	756
Credit fees	111	112	97	418	379
Card fees	152	154	152	619	609
Investment management and custodial fees	110	107	104	424	411
Mutual fund fees	230	219	210	880	849
Insurance fees, net of claims	92	81	86	335	320
Commissions on securities transactions	98	96	109	402	496
Trading income (loss)	(185)	(16)	(13)	(115)	44
AFS securities gains (losses), net	61	70	236	264	397
FVO gains (losses), net	(4)	(9)	(12)	(32)	(7)
Foreign exchange other than trading	9	17	48	91	204
Income from equity-accounted associates and joint ventures	44	30	9	160	111
Other	113	103	107	396	290
	1,143	1,266	1,419	5,055	5,373
Total revenue	3,159	3,149	3,195	12,549	12,435
Provision for credit losses	328	317	306	1,291	1,144
Non-interest expenses
Employee compensation and benefits	1,001	1,036	1,054	4,044	4,052
Occupancy costs	182	170	177	697	667
Computer, software and office equipment	266	259	254	1,022	989
Communications	74	75	76	304	296
Advertising and business development	69	63	61	233	213
Professional fees	45	47	58	174	178
Business and capital taxes	12	15	5	50	38
Other	180	166	235	691	1,053
	1,829	1,831	1,920	7,215	7,486
Income before income taxes	1,002	1,001	969	4,043	3,805
Income taxes	150	160	212	704	927
Net income	852	841	757	3,339	2,878
Net income attributable to non-controlling interests	2	2	3	8	11
Preferred shareholders	29	29	38	158	177
Common shareholders	821	810	716	3,173	2,690
Net income attributable to equity shareholders	850	839	754	3,331	2,867
Earnings per share (in dollars)
- Basic	$2.02	$2.00	$1.80	$7. 86	$6.79
- Diluted	$2.02	$2.00	$1.79	$7. 85	$6.71
Dividends per common share (in dollars)	$0.94	$0.90	$0.90	$3. 64	$3.51

CIBC Fourth Quarter 2012 News Release	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended			For the twelve months ended
$ millions	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31	2012 Oct. 31	2011 Oct. 31
Net income	$852	$841	$757	$3,339	$2,878
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	36	83	224	65	(101)
Net (gains) losses on investments in foreign operations reclassified to net income	-	-	-	1	-
Net gains (losses) on hedges of investments in foreign operations	(50)	(35)	(92)	(65)	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	-	-	(1)	-
	(14)	48	132	-	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	36	89	(1)	208	182
Net (gains) losses on AFS securities reclassified to net income	(48)	(51)	(145)	(196)	(241)
	(12)	38	(146)	12	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	21	(1)	15	20	(40)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(15)	(2)	(8)	(13)	16
	6	(3)	7	7	(24)
Total OCI	$(20)	$83	$(7)	$19	$(171)
Comprehensive income	$832	$924	$750	$3,358	$2,707
Comprehensive income attributable to non-controlling interests	$2	$2	$3	$8	$11
Preferred shareholders	29	29	38	158	177
Common shareholders	801	893	709	3,192	2,519
Comprehensive income attributable to equity shareholders	$830	$922	$747	$3,350	$2,696

	For the three months ended			For the twelve months ended
$ millions	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31	2012 Oct. 31	2011 Oct. 31
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(9)	$(3)	$(4)	$(10)	$(1)
Net gains (losses) on hedges of investments in foreign operations	7	8	22	11	(2)
	(2)	5	18	1	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(7)	(20)	(10)	(49)	(82)
Net (gains) losses on AFS securities reclassified to net income	18	7	66	65	112
	11	(13)	56	16	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(4)	(1)	(6)	(4)	14
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	5	1	3	4	(4)
	1	-	(3)	-	10
	$10	$(8)	$71	$17	$37

CIBC Fourth Quarter 2012 News Release	14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the three months ended			For the twelve months ended
$ millions	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31	2012 Oct. 31		2011 Oct. 31
Preferred shares
Balance at beginning of period	$2,006	$2,006	$2,756	$2,756		$3,156
Redemption of preferred shares	(300)	-	-	(1,050)		(400)
Balance at end of period	$1,706	$2,006	$2,756	$1,706		$2,756
Common shares
Balance at beginning of period	$7,744	$7,697	$7,254	$7,376		$6,804
Issue of common shares	64	49	126	430		575
Purchase of common shares for cancellation	(39)	-	-	(39)		-
Treasury shares	-	(2)	(4)	2		(3)
Balance at end of period	$7,769	$7,744	$7,376	$7,769		$7,376
Contributed surplus
Balance at beginning of period	$87	$86	$91	$93		$98
Stock option expense	1	2	3	7		6
Stock options exercised	(3)	(1)	(2)	(15)		(12)
Other	-	-	1	-		1
Balance at end of period	$85	$87	$93	$85		$93
Retained earnings
Balance at beginning of period	$6,719	$6,276	$5,100	$5,457		$4,157
Net income attributable to equity shareholders	850	839	754	3,331		2,867
Dividends
Preferred	(29)	(29)	(38)	(128)		(165)
Common	(381)	(365)	(359)	(1,470)		(1,391)
Premium on redemption of preferred shares	-	-	-	(30)		(12)
Premium on purchase of common shares	(118)	-	-	(118)		-
Other	1	(2)	-	-		1
Balance at end of period	$7,042	$6,719	$5,457	$7,042		$5,457
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(74)	$(122)	$(220)	$(88)		$-
Net change in foreign currency translation adjustments	(14)	48	132	-		(88)
Balance at end of period	$(88)	$(74)	$(88)	$(88	) $	(88)
Net gains (losses) on AFS securities
Balance at beginning of period	$362	$324	$484	$338		$397
Net change in AFS securities	(12)	38	(146)	12		(59)
Balance at end of period	$350	$362	$338	$350		$338
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(4)	$(1)	$(12)	$(5)		$19
Net change in cash flow hedges	6	(3)	7	7		(24)
Balance at end of period	$2	$(4)	$(5)	$2		$(5)
Total AOCI, net of tax	$264	$284	$245	$264		$245
Non-controlling interests
Balance at beginning of period	$167	$163	$156	$164		$168
Net income attributable to non-controlling interests	2	2	3	8		11
Dividends	-	(3)	-	(5)		(8)
Other	3	5	5	5		(7)
Balance at end of period	$172	$167	$164	$172		$164
Equity at end of period	$17,038	$17,007	$16,091	$17,038		$16,091

CIBC Fourth Quarter 2012 News Release	15

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the twelve months ended
$ millions	2012 Oct. 31	2012 Jul. 31	2011 Oct. 31	2012 Oct. 31	2011 Oct. 31
Cash flows provided by (used in) operating activities (1)
Net income	$852	$841	$757	$3,339	$2,878
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	328	317	306	1,291	1,144
Amortization (2)	83	91	90	357	556
Stock option expense	1	2	3	7	6
Deferred income taxes	15	188	34	167	518
AFS securities (gains) losses, net	(61)	(70)	(236)	(264)	(397)
Net (gains) losses on disposal of land, buildings and equipment	(14)	(3)	-	(17)	(5)
Other non-cash items, net	(102)	82	212	91	381
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	4,366	(2,523)	14,865	1,547	5,344
Loans, net of repayments	854	(1,257)	(3,132)	(5,023)	(10,279)
Deposits, net of withdrawals	(4,592)	8,156	(5,787)	11,339	11,644
Obligations related to securities sold short	1,091	2,053	(489)	2,719	643
Accrued interest receivable	(81)	96	(41)	(22)	115
Accrued interest payable	279	(212)	224	(95)	(167)
Derivative assets	1,721	(2,919)	(3,622)	146	(3,047)
Derivative liabilities	(1,986)	2,955	4,757	(54)	2,616
Trading securities	(1,183)	(1,496)	903	(7,617)	(3,639)
FVO securities	20	33	53	160	411
Other FVO assets and liabilities	(95)	(469)	(1,083)	(639)	(1,164)
Current income taxes	(22)	(225)	117	(749)	191
Cash collateral on securities lent	(691)	(757)	(2,198)	(1,257)	(1,456)

Obligations related to securities sold under repurchase agreements	(1,896)	724	(5,949)	(1,933)	(12,087)
Cash collateral on securities borrowed	679	(874)	1,876	(1,473)	563
Securities purchased under resale agreements	3,842	(5,523)	5,681	516	9,081
Other, net	(263)	(284)	219	(916)	1,253
	3,145	(1,074)	7,560	1,620	5,103
Cash provided by (used in) financing activities (1)
Issue of subordinated indebtedness	-	-	-	-	1,500
Redemption/repurchase of subordinated indebtedness	-	(272)	(19)	(272)	(1,099)
Redemption of preferred shares	(300)	-	(412)	(1,080)	(1,016)
Issue of common shares for cash	61	48	124	415	563
Purchase of common shares for cancellation	(157)	-	-	(157)	-
Net proceeds from treasury shares	-	(2)	(4)	2	(3)
Dividends paid	(410)	(394)	(397)	(1,598)	(1,556)
	(806)	(620)	(708)	(2,690)	(1,611)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(7,691)	(7,951)	(12,672)	(38,537)	(33,645)
Proceeds from sale of AFS securities	3,608	7,995	2,249	23,815	13,514
Proceeds from maturity of AFS securities	2,147	2,048	3,957	17,421	17,400
Net cash used in acquisitions	(30)	(202)	(831)	(235)	(855)
Net cash provided by dispositions	42	-	-	42	10
Net purchase of land, buildings and equipment	(117)	(94)	(91)	(309)	(234)
	(2,041)	1,796	(7,388)	2,197	(3,810)
Effect of exchange rate changes on cash and non-interest- bearing deposits with banks	(4)	17	12	5	(18)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	294	119	(524)	1,132	(336)
Cash and non-interest-bearing deposits with banks at beginning of period	2,319	2,200	2,005	1,481	1,817
Cash and non-interest-bearing deposits with banks at end of period	$2,613	$2,319	$1,481	$2,613	$1,481
Cash interest paid	$842	$1,349	$983	$4,676	$5,138
Cash income taxes paid	$157	$197	$61	$1,286	$218
Cash interest and dividends received	$3,056	$3,116	$2,942	$12,053	$12,148
(1)	Certain prior period information has been reclassified to conform to the presentation in the current period.
(2)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, third quarter of 2011 includes impairment loss on goodwill.

CIBC Fourth Quarter 2012 News Release	16

(1) Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP useful in analyzing financial performance. For a more detailed discussion, see the “Non-GAAP measures” section of CIBC’s 2012 Annual Report.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2012 Annual Report.

$ millions, as at or for the three months ended		2012 Oct. 31	2012 Jul. 31	2011 Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$821	$810	$718
Adjusting items:
After-tax impact of items of note		6	25	(6)
Dividends on convertible preferred shares		-	-	(2)
Adjusted net income attributable to diluted common shareholders (1)	B	$827	$835	$710
Reported diluted weighted-average common shares outstanding (thousands)	C	405,844	405,517	401,972
Removal of impact of convertible preferred shares (thousands)		-	-	(2,235)
Adjusted diluted weighted-average shares outstanding (thousands) (1)	D	405,844	405,517	399,737
Reported diluted EPS ($)	A/C	$2.02	$2.00	$1.79
Adjusted diluted EPS ($) (1)	B/D	2.04	2.06	1.78
Reported and adjusted efficiency ratio
Reported total revenue	E	$3,159	$3,149	$3,195
Adjusting items:
Pre-tax impact of items of note		(52)	24	(105)
TEB		92	71	56
Adjusted total revenue (1)	F	$3,199	$3,244	$3,146
Reported non-interest expenses	G	$1,829	$1,831	$1,920
Adjusting items:
Pre-tax impact of items of note		(21)	(9)	(72)
Adjusted non-interest expenses (1)	H	$1,808	$1,822	$1,848
Reported efficiency ratio	G/E	57.9%	58.1%	60.1%
Adjusted efficiency ratio (1)	H/F	56.5%	56.1%	58.7%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$821	$810	$716
Adjusting items:
After-tax impact of items of note		6	25	(6)
Adjusted net income attributable to common shareholders (1)	J	$827	$835	$710
Dividends paid to common shares	K	$381	$365	$359
Reported dividend payout ratio	K/I	46.4%	45.0%	50.1%
Adjusted dividend payout ratio (1)	K/J	46.1%	43.7%	50.6%

(1)	Non-GAAP measure.

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2012.

CIBC Fourth Quarter 2012 News Release	17

Investor and analyst inquiries should be directed to Geoff Weiss, Senior Vice-President, Investor Relations, at 416-980-5093. Media inquiries should be directed to Kevin Dove, Senior Director, Communications and Public Affairs, at 416-980-8835, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.

The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

(The board of directors of CIBC reviewed this press release prior to it being issued.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Performance against Objectives”, “Core business performance”, “Strong Fundamentals” and “Making a Difference in Our Communities” sections of this press release, and other statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2013 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

CIBC Fourth Quarter 2012 News Release	18